Exhibit 99.2

WAIVER AND AGREEMENT

TO THE SGI PARTNERSHIP

CREDIT AGREEMENT DATED JULY 27, 2019

THIS WAIVER AND AGREEMENT is made effective as of March 30, 2020,

AMONG:

SGI PARTNERSHIP,

(as Borrower)

- and –

SUNDIAL GROWERS INC., SUNDIAL MANAGING PARTNER INC., KAMCAN PRODUCTS INC., 2011296 ALBERTA INC., SPROUT TECHNOLOGIES INC., SUNDIAL UK LIMITED, PROJECT SEED TOPCO LIMITED, PROJECT SEED BIDCO LIMITED, BRIDGE FARM NURSERIES LIMITED, NEAME LEA MARKETING LIMITED, NEAME LEA NURSERY LIMITED AND NEAME LEA FRESH LIMITED
(as Guarantors)

- and -

SAF JACKSON II LP,

and those other financial institutions from time to time a party to the Credit Agreement (as defined below) as lenders

(hereinafter referred to collectively as the "Lenders" and individually, a "Lender")

- and -

SAF JACKSON II LP,

(as Agent)

PREAMBLE:

A.

Pursuant to the credit agreement dated July 27, 2019 among SGI Partnership, as borrower (the "Borrower"), SAF Jackson II LP and the other persons from time to time party thereto as lenders and SAF Jackson II LP, as administrative agent of such lenders, as supplemented by the waiver and consent dated August 29, 2019 (as may be further amended, supplemented, restated or replaced, the "Credit Agreement") the Lenders agreed to provide to the Borrower the Credit Facility.

B.

Pursuant to Section 6.4 of the Credit Agreement the Borrower is required to give the Agent at least 30 days prior written notice of any proposed change in the location of any registered office of the Borrower or any Credit Party.

C.

On November 26, 2019, Sundial UK changed its registered office from c/o McCarthy Tetrault, 125 Old Broad Street, 26th Floor, London EC2N 1AR to c/o McCarthy Tétrault, 18th Floor, 1 Angel Court, London  EC2R 7HJ (the "Sundial UK Change of Address Default").

D.

On March 12, 2020, Project Seed Topco Limited and Project Seed Bidco Limited changed their registered office from One Eleven, Edmund Street, Birmingham, West Midlands, B3 2HJ, United Kingdom to 1-4 London Road, Spalding, Lincolnshire, PE11 2TA, United Kingdom (the "Project Seed Change of Address Default").

E.

Pursuant to Sections 6.2(h) and 6.2(j) of the Credit Agreement, the Borrower shall not make or permit any other Credit Party to make an Acquisition other than a Permitted Acquisition or an Investment other than a Permitted Investment.

F.

On the Tranche A Closing Date, Bridge Farm Nurseries Limited ("Bridge Farms") owned 8,000 ordinary shares in the capital of Zyon UK Flowers and Plants Limited ("Zyon UK").  On September 25, 2019 (the "Zyon Closing Date"), Bridge Farm acquired 12,000 ordinary shares in Zyon UK from Zyon Group BV, making Zyon UK a wholly-owned Subsidiary of Bridge Farms (the "Zyon Acquisition"); however, the Borrower failed to provide the Agent with the criteria set-out in the definition of "Permitted Acquisitions" in Section 1.1 of the Credit Agreement (the "Zyon Default").

G.

Pursuant to Section 3.4(2) of the Credit Agreement, the Borrower is required to pay the Agent, on behalf of the Lenders, interest in the amount of $2,795,445.21 on April 1, 2020 in respect of the period from January 1, 2020 to April 1, 2020 (the “April Interest Payment”).

H.	The Borrower has requested that the Lenders defer $1,200,000 of the April Interest Payment to April 20, 2020.
I.

Pursuant to a non-binding indication of interest from Artemis Growth Partners LLC ("Artemis") dated March 17, 2020 and agreed to and accepted by Sundial Growers Inc. on March 18, 2020, Sundial Growers Inc. intends to, among other things, enter into a definitive purchase agreement (the "Definitive Documentation") with Artemis relating to the sale of all of the UK Credit Parties and Zyon UK by Sundial Growers Inc. to Artemis.

J.

The Borrower is a party to a credit agreement dated August 29, 2019 among Sundial Growers Inc., as borrower, ATB Financial, Bank of Montreal and the other the persons party thereto from time to time as lenders (collectively, the "Revolving Lenders"), and ATB Financial, as administrative agent for the Revolving Lenders (in such capacity, the "Revolving Agent"), as amended by a first amending agreement made as of November 12, 2019 (as amended, the "Revolving Credit Agreement").

K.

The Revolving Agent and the Revolving Lenders intend to tender a term sheet (the "ATB Term Sheet") to the Agent and the Lenders that sets out the go forward strategy for the financing of the Credit Parties.

L.

The Borrower has asked the Lenders and the Agent, as applicable, to waive the Sundial UK Change of Address Default, the Project Seed Change of Address Default and the Zyon Default (collectively, the "Existing Defaults") and defer $1,200,000 of the April Interest Payment to April 20,2020 and the Lenders and the Agent, as applicable, have agreed to provide the waiver and agreement subject to the terms and conditions set forth herein.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the parties, the parties agree as follows:

1.Definitions.  Capitalized terms used in this waiver and agreement (the "Waiver and Agreement") will, including in the recitals hereto, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement.

2.Waiver. The Lenders hereby waive the Existing Defaults provided that this waiver shall not constitute an agreement, waiver or consent to any other event, circumstance, matter or thing other than the

Existing Defaults and is without prejudice to any of the rights or remedies of the Lenders under the Credit Agreement or any other Credit Document with respect to such other events, circumstance or matters, and shall not extend to any other matter, provision or breach of, or Default or Event of Default under, the Credit Agreement or any other Credit Document.

3.Deferral of Interest.  Each of the Borrower, the Agent and the Lenders acknowledges and agrees that $1,200,000 of the April Interest Payment (the “Deferred Interest Payment”) is deferred and now payable by the Borrower on the earlier of: (a) April 20, 2020, and (b) the date of the payment, repayment, prepayment or acceleration, in each case whether voluntary or involuntary, of all of the Accommodations Outstanding, provided that this partial deferral of the April Interest Payment shall not constitute an agreement, waiver or consent to any other event, circumstance, matter or thing other than the Deferred Interest Payment and is without prejudice to any of the rights or remedies of the Lenders under the Credit Agreement or any other Credit Document with respect to such other events, circumstance or matters, and shall not extend to any other matter, provision or breach of, or Default or Event of Default under, the Credit Agreement or any other Credit Document.  For greater certainty, the Borrower hereby confirms that it will pay the Agent, on behalf of the Lenders, $1,595,445.21 on April 1, 2020 in satisfaction of the non-deferred April Interest Payment.  Failure by the Borrower to pay the non-deferred April Interest Payment and the Deferred Interest when due and payable shall constitute an immediate Event of Default.

4.Effectiveness.  This Waiver and Agreement shall become effective upon the following conditions precedent being satisfied:

(a)	receipt by the Agent of a fully executed copy of this Waiver and Agreement; and
(b)	the Agent shall have received satisfactory evidence that:
(i)	all covenants under the Revolving Credit Agreement that could cause or otherwise result in a default or event of default thereunder shall be, or have been, waived; and
(ii)

the Revolving Agent and the Revolving Lenders have provided their consent to the waivers, covenants, agreements and conditions contemplated herein, including, without limitation, consents in respect of Section 9.2(p)(i) of the Revolving Credit Agreement and Section 7.2 of the Intercreditor Agreement.

5.Representations, Warranties and Covenants.  To induce the Agent and the Lenders to enter into this Waiver and Agreement, each Credit Party represents, warrants and covenants to the Agent and the Lenders as follows, which representations, warranties and covenants shall survive the execution and delivery hereof:

5.1as of the Zyon Closing Date and the date hereof, Zyon UK:

(a)	is not a Material Subsidiary;
(b)	the business or operating assets related to Zyon UK are located in Qualified Jurisdictions;
(c)	the business of Zyon UK is related to the Business;
(d)	all operating permits, approvals and consents required to complete the Zyon Acquisition were received prior to the Zyon Closing Date;
(e)	Zyon UK does not have any environmental liabilities or outstanding litigation that would cause a Material Adverse Effect;

(f)

Zyon UK has good and marketable title in fee simple to the Owned Properties and good and merchantable title to all the tangible and intangible personal property reflected as assets in its books and records in each case free and clear of any Liens other than Permitted Liens;

(g)	no Default or Event of Default occurred as a result of the Zyon Acquisition; and
(h)	the Zyon Acquisition did not cause or result in a Material Adverse Effect;

5.2on or before April 15, 2020, the Borrower shall deliver, or caused to be delivered, to the Agent evidence of all legal and environmental due diligence completed for the Zyon Acquisition and copies of all due diligence materials for the Zyon Acquisition including without limitation, the purchase and sale agreement, financial information, any fairness opinions, and appraisals (if applicable);

5.3at its cost and expense, upon request of the Agent, shall execute and deliver or cause to be executed and delivered to the Agent such instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent to carry out more effectually the provisions and purposes of the Credit Documents as a result of the Zyon Acquisition;

5.4on or before April 15, 2020:

(a)the Borrower shall have entered into the Definitive Documentation with Artemis, which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion, including the amount of the total sale proceeds; and

(b)the Agent and the Lenders shall have received a final draft of the ATB Term Sheet, which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion,

and the failure of either (a) or (b) of this Section 5.4 to occur shall constitute an immediate Event of Default;

5.5all necessary action has been taken to authorize the execution, delivery and performance of this Waiver and Agreement.  This Waiver and Agreement has been duly executed and delivered by each Credit Party and constitutes legal, valid and binding obligations of each Credit Party enforceable against it in accordance with its terms;

5.6the execution and delivery by each Credit Party and the performance by it of its obligations under this Waiver and Agreement will not conflict with or result in a breach of any of the terms or conditions of its constating documents or by-laws, any Applicable Law or any contractual restriction binding on or affecting it or its Assets;

5.7each of the representations and warranties contained in Article 5 of the Credit Agreement and in any other Credit Document are true and correct on the date hereof as if they were made on such date except for any representation and warranty which is stated to be made only as of a certain date (and then as of such date);

5.8except for the Existing Defaults, no Default or Event of Default exists under the Credit Agreement, either before or after giving effect to this Waiver and Agreement;

5.9the Credit Agreement and each of the other Credit Documents to which any Credit Party is a party remains in full force and effect, unamended, and is enforceable against such Credit Party, in accordance with its terms, and the security interests, assignments, mortgages, charges, hypothecations and pledges granted by any Credit Party in favour of the Agent continue to secure all debts, liabilities and obligations at any time or from time to time due or accruing due and owing by such Credit Party to the Agent and the Lenders pursuant to the Credit Agreement; and

5.10this Waiver and Agreement constitutes a "Credit Document" for purposes of the Credit Agreement.

6.Waiver Fee.  In connection with this Waiver and Agreement, the Borrower will pay or cause to be paid to the Agent, for the account of the Lenders, a one-time waiver fee in the amount of Cdn. $225,000 which shall be deemed to be fully earned on the date hereof and which shall be due and payable on April 15, 2020 (the "Fee"). The Fee shall be non-refundable and is in addition to, and is not creditable against, any other fees payable by a Credit Party to the Agent and/or the Lenders in connection with the Credit Agreement.  Failure by the Borrower to pay the Fee when due and payable shall constitute an immediate Event of Default.

7.Governing Law.  The parties agree that this Waiver and Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.  There shall be no application of any conflict of law or other rules which would result in any laws other than internal laws in force in the Province of Alberta applying to this Waiver and Agreement.  The parties hereto do hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Waiver and Agreement, or any of the transactions contemplated hereby or by any thereof, without prejudice to the rights of the Agent or any Lender to take proceedings in other jurisdictions.

8.Continuing Effect.

8.1Each of the parties acknowledges and agrees that the Credit Agreement, as amended by this Waiver and Agreement, the Security and all other documents executed and delivered pursuant thereto or in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein.

8.2Except to the extent expressly set forth herein, (a) the execution, delivery and effectiveness of this Waiver and Agreement and any consents and waivers set forth herein shall not directly or indirectly (i) amend, modify or operate as a waiver of any provision of the Credit Agreement or any other Credit Document or any right, power or remedy of the Agent or any Lender or other Secured Creditor thereunder; or (ii) constitute a course of dealing or other basis for altering any obligations or any other contract or instrument; and (b) the Agent, the Lenders and the other Secured Creditors reserve all of their respective rights, powers and remedies under the Credit Agreement, the other Credit Documents and Applicable Law.

9.Further Assurances.  The Borrower will from time to time forthwith at the Agent's request and at the Borrower's own cost and expense, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lenders and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under this Waiver and Agreement.

10.Effective Date.  This Waiver and Agreement shall be effective and binding on the Credit Parties, the Lenders and the Agent when executed and delivered by the Credit Parties, the Lenders and the Agent.

11.Counterparts.  This Waiver and Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument.  Any party may execute this Waiver and Agreement by signing any counterpart.

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IN WITNESS WHEREOF, the parties have caused this Waiver and Agreement to be duly executed by their respective authorized officers as of the date and year first written above.

SGI PARTNERSHIP, by its managing partner, SUNDIAL MANAGING PARTNER INC., as Borrower Per:/s/ James Keough
Name:	James Keough
Title:	President
Per:
Name:
Title:

[Signature page to the Waiver and Agreement]

This is a counterpart signature page to the Waiver and Agreement.

SUNDIAL GROWERS INC., as Parent and Guarantor Per:/s/ James Keough
Name:	James Keough
Title:	Chief Financial Officer
Per:
Name:
Title:

SUNDIAL MANAGING PARTNER INC., as Guarantor Per: /s/ James Keough
Name:	James Keough
Title:	President
Per:
Name:
Title:

KAMCAN PRODUCTS INC., as Guarantor Per:/s/ James Keough
Name:	James Keough
Title:	President
Per:
Name:
Title:

2011296 ALBERTA INC., as Guarantor Per:/s/ James Keough
Name:	James Keough
Title:	President
Per:
Name:
Title:

[Signature page to the Waiver and Agreement]

This is a counterpart signature page to the Waiver and Agreement.

SPROUT TECHNOLOGIES INC., as Guarantor Per:/s/ James Keough
Name:	James Keough
Title:	President
Per:
Name:
Title:

SUNDIAL UK LIMITED, as Guarantor Per: /s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

PROJECT SEED TOPCO LIMITED, as Guarantor Per:/s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

PROJECT SEED BIDCO LIMITED, as Guarantor Per:/s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

[Signature page to the Waiver and Agreement]

This is a counterpart signature page to the Waiver and Agreement.

BRIDGE FARM NURSERIES LIMITED, as Guarantor Per:/s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

NEAME LEA MARKETING LIMITED, as Guarantor Per: /s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

NEAME LEA NURSERY LIMITED, as Guarantor Per:/s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

NEAME LEA FRESH LIMITED, as Guarantor Per:/s/ Robert Brant
Name:	Robert Brant
Title:	Director
Per:	/s/ Louise Motala
Name:	Louise Motala
Title:	Director

[Signature page to the Waiver and Agreement]

This is a counterpart signature page to the Waiver and Agreement.

SAF JACKSON II LP, by its general partner, SAF JACKSON II INC., as Agent
Per:	/s/ Ryan Dunfield
Name:	Ryan Dunfield
Title:	President

[Signature page to the Waiver and Agreement]

This is a counterpart signature page to the Waiver and Agreement.

SAF JACKSON II LP, by its general partner, SAF JACKSON II INC., as Lender
Per:	/s/ Ryan Dunfield
Name:	Ryan Dunfield
Title:	President

[Signature page to the Waiver and Agreement]